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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                                  Advocat Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    007586100
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                                 (CUSIP Number)


                                 Amy Wang, Esq.
                          Bristol Capital Advisors, LLC
           10990 Wilshire Boulevard, Suite 1410, Los Angeles, CA 90024
                                 (310) 696-0333
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   007586100
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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           Bristol Investment Fund, Ltd.

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)   ...............................................................
         (b)   ...............................................................

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      3. SEC Use Only.........................................................

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      4. Source of Funds (See Instructions)
           Cash

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e) ..................................................

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      6. Citizenship or Place of Organization
           Cayman Islands

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            7. Sole Voting Power
                 294,834

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            8. Shared Voting Power


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            9. Sole Dispositive Power
                 294,834

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           10. Shared Dispositive Power


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     11. Aggregate Amount Beneficially Owned by Each Reporting Person
           294,834

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     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) ..................................................

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     13. Percent of Class Represented by Amount in Row (11)
           5.13%

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     14. Type of Reporting Person (See Instructions)
           CO

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

The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4 is amended to include the following:

ITEM 4.  PURPOSE OF TRANSACTION

Bristol Investment Fund, Ltd. ("Bristol") is withdrawing its nomination of two
(2) nominees for election to the Board of Directors (the "Board") of the Company at the 2008 annual meeting of stockholders of the Company (the "Annual Meeting"). Bristol has decided to withdraw its nominees for election to Board in light of the Company's inclusion of Bristol's shareholder proposal in its definitive proxy. Bristol believes that its shareholder proposal provides a meaningful method for shareholders to express their concerns about the Company and management.
The Reporting Person reserves the right to communicate with the Issuer's board of directors and management, communicate with the Issuer's shareholders directly or through shareholder proposals, call a special meeting of shareholders, communicate directly with potential acquirers of Issuer, purchase additional Shares, sell some or all of its Shares, nominate candidates for election to the board of directors, or change its intention with respect to any and all matters referred to in this Item 4.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May 6, 2008

BRISTOL INVESTMENT FUND, LTD.


By: /s/ Paul Kessler